02033103

MAY 6 2002
ARIS
P.E.
12-31-01

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

Fuel-Tech N.V. 2001 Annual Report

BUILDING ON THE STRENGTHS OF OUR TECHNOLOGY

Fuel-Tech N.V.

For the years ended December 31 (in thousands of U.S. dollars, except share data)	[illegible]	2000	1999	1998	1997
Statement of Operations:					
Net sales	[illegible]	$21,906	$33,325	$25,864	$ —
Royalty income from Nalco Fuel Tech		—	—	—	148
Loss from equity interest in joint venture		—	—	—	853
Selling, general and administrative and other costs and expenses	[illegible]	9,305	9,691	8,927	2,064
Net (loss) income	[illegible]	415	3,008	539	(2,571)
Basic (loss) income per common share	[illegible]	$ 0.02	$ 0.17	$ 0.03	$ (0.21)
Diluted (loss) income per common share	[illegible]	$ 0.02	$ 0.16	$ 0.03	$ (0.21)
Weighted-average basic shares outstanding	[illegible]	18,396,000	17,752,000	15,680,000	12,387,000
Weighted-average diluted shares outstanding	[illegible]	19,621,000	19,335,000	17,437,000	12,387,000
Balance Sheet Data:					
Working capital	[illegible]	$12,542	$ 12,126	$ 9,047	$ 1,766
Total assets	[illegible]	23,089	24,464	19,153	5,947
Total liabilities	[illegible]	8,522	10,773	8,837	701
Shareholders' equity	[illegible]	14,567	13,691	10,316	5,246
Net tangible book value per share	[illegible]	$ 0.59	$ 0.52	$ 0.45	$ 0.37

Shareholder Letter

Dear Shareholders: The year 2001 was an important one for our Company. Not only did we make significant progress throughout our non-regulatory-driven operations, but those obstacles that have hindered our performance with regard to the sale of our air pollution control technologies were finally removed. In March 2001, the Supreme Court upheld the Environmental Protection Agency's authority with regard to the State Implementation Plan (SIP) Call, which effectively denied the last possible appeal opportunity for the 19 affected states. As it stands today, operators of more than 700 utility boilers and 400 industrial combustion units must now take the necessary steps to comply with the SIP Call's May 31, 2004 deadline for significantly reducing nitrogen oxide (NOx) emission levels.

D We are extremely pleased to see an end to this litigation and are excited about the opportunities it represents for our Company. However, that said, the internal progress that we have continued to make has been equally important. During the past year, we focused our attention on "Building on the Strengths of Our Technology," and that is exactly what we did. In 2001, we:

- **Successfully extended our NOx reduction offerings by selling the first commercial-scale demonstration of the *NOxOUT ULTRA*™ process and adding Rich Reagent Injection™ technology.**
- **Significantly grew our FUEL CHEM® business, reporting an increase of more than 60% in sales for the year.**
- **Continued to make strides in the development of our Virtual Vantage™ software, positioning us for commercial release in mid-2002.**
- **Ended the year with a strong balance sheet and more than $9 million in cash, which will give us the operating leverage to meet the significant increase in demand for our technologies in 2002 and beyond.**

D While our overall financial results in 2001 do not reflect the extremely positive implications of the Supreme Court decision or the many accomplishments of the year, we are optimistic about 2002 and have already announced more than $16 million in new contract bookings during the first quarter.

Financial Results Net sales for the year were $17.7 million, compared with $21.9 million for 2000. Net loss for the year was $1.6 million, or a loss of $0.09 per diluted share, compared with net income of $415,000, or $0.02 per diluted share, in 2000.

Strategic Progress The revenue shortfall in 2001 was a direct result of delays in project bookings in our air pollution control business. With ongoing litigation, industrial operators and utilities had been reluctant to move forward with the implementation of their NOx reduction programs. Nevertheless, we did begin to see more favorable trends in the latter part of the year as some of our customers began to take decisive measures to lower their NOx emission levels ahead of federally mandated deadlines. We are pleased with the momentum we are building in this area and fully anticipate stronger results in the year ahead as customers come under increased pressure to take action.

D In 2001 we continued to focus on strengthening our leadership position and our ability to compete aggressively in the domestic NOx reduction market, which is estimated at approximately $2 billion a year over the next three to four years. During the year, we saw a substantial increase in orders for our design engineering services, with work commencing on some 40 units from both industrial and utility operators. While some of these have already been successfully converted into full contracts, we are confident that an even greater number will be converted in the year ahead as the May 2004 deadline draws closer.

D In addition, we successfully extended our already superior offering of NOx reduction technologies. Through a license agreement with Reaction Engineering International (REI), we added Rich Reagent Injection, a technology jointly developed by REI and the Electric Power Research Institute, yet another process that provides for NOx reductions in a cost-effective manner. Importantly, we also received an order for the first commercial-scale demonstration of the NOxOUT ULTRA process, our newest technology, which has been under development since 2000. This is a very important development as it allows us to participate in the implementation of a competing NOx reduction technology, Selective Catalytic Reduction, and we anticipate its commercial application later in 2002.

Impressive Growth We are especially gratified by the impressive growth of our FUEL CHEM product line, which controls slagging, corrosion and opacity in furnaces and boilers burning a variety of fuels. Revenues for this product line increased some 60% in 2001, significantly exceeding even our own expectations. Following the first successful test of our patented Targeted-In-Furnace-Injection (TIFI) technology on a large Western coal-fired utility boiler at PacifiCorp's Hunter Station, there has been heightened awareness of the great benefits associated with this technology. This initial demonstration has already resulted in the implementation of TIFI on another unit at the same station, and has helped to generate significant interest on the part of other utility and industrial operators.

D We are currently in negotiations with other potential customers and expect to announce a number of new contracts during the next year. We especially see significant opportunities to work with customers burning Western coals, the use of which is greatly increasing in the Midwestern and Eastern United States. Our TIFI technology has already proven to be a successful method for improving the operation of units burning this type of coal. With our strengthened sales and marketing efforts, we are in a strong position to become a major participant in this very large, unsold market. This market may well expand to electric utility boilers consuming certain Eastern coals.

D We are also proud of the progress that has been made in our Virtual Vantage business during the past year. The Virtual Vantage product is based on internally developed software for the visualization of complex computational fluid dynamics modeling data. While we have long used this advanced technology to support the application of our core air pollution control systems and specialty chemicals applications, we are now on track to offer Virtual Vantage technology for use in a broad range of commercial and research and development applications. We expect to reach commercialization this year with the mid-2002 launch of our Virtual Vantage 1.0 offering.

Looking Ahead In summary, we enter 2002 with great confidence and enthusiasm about the opportunities that lie ahead, both in our air pollution control business, and in the non-regulatory-driven arena with our FUEL CHEM and Virtual Vantage businesses. The regulatory landscape has never been so clear and the legal impediments that have resulted in deferred business are now behind us. In addition to the foregoing, we continue to pursue additional opportunities to diversify our business into areas outside the regulatory-driven market.

D We thank our employees, shareholders and customers for their ongoing support and their continued confidence in us. At this time, we would also like to acknowledge Jeremy D. Peter-Hoblyn, John A. de Havilland and James M. Valentine, who served as members of our Board of Directors until March 1, 2002. We thank them for the contributions they have made for nearly two decades.

D As we go forward, we are committed to further "Building on the Strengths of Our Technology" and intend on providing you with even greater value. We look forward to updating you on our progress throughout 2002.

Sincerely,

Ralph E. Bailey

Ralph E. Bailey, Chairman and CEO, Fuel-Tech N.V.

March 14, 2002



Today, the Company is better positioned than ever to leverage growing concern over the environment and the role played by pollutants, especially nitrogen oxide (NOx) emissions, in the creation of acid rain and ground-level ozone (smog). This heightened recognition has resulted in the adoption of more stringent regulations, both in the United States and abroad, for controlling air pollution emissions.

Throughout 2001, Fuel Tech continued to take the necessary steps to capitalize on the meaningful growth opportunities that exist in its primary air pollution control market and increasingly in non-regulatory-driven areas.

Domestically, federally mandated standards for NOx emission controls have created significant opportunities for Fuel Tech. As a provider of a broad range of cost-effective, post-combustion NOx reduction systems, the Company is a leader in this market, which is estimated to be $2 billion on an annual basis over the next three to four years.

To date, the most important NOx reduction regulation that has been adopted, in terms of growth opportunities for Fuel Tech, is the Ozone Transport SIP (State Implementation Plan) Call enacted in 1998 by the Environmental Protection Agency (EPA). As it now stands, the SIP Call requires both utilities and large industrial sources in 19 states to make significant NOx reductions of 85% from 1990 levels by the mandated May 31, 2004 deadline. This legislation is aimed at mitigating the effects of wind-aided pollutants transported from the Midwestern and Southeastern U.S. into the Northeastern non-attainment areas.

This mandate, which was upheld in March 2001 by the Supreme Court following years of litigation between the EPA and affected states, impacts more than 700 utility boilers and 400 industrial units.

There are also substantial growth opportunities in the air pollution control market beyond the SIP Call's 2004 deadline. Similar State directives have recently been adopted, with others in the process of being passed into law. In particular, Texas is set to enact the Houston-Galveston Ozone Attainment SIP, which will require over 1,000 industrial sources to implement NOx reduction programs by 2007. In addition, we see significant potential in the Canadian market based on the anticipated adoption of regulations similar to the EPA SIP Call mandate. These would require a large number of utilities and industrial units in Eastern Canada to make substantial NOx reductions by 2007.

Building on Our Technology Fuel Tech continues to build on its already superior offering of NOx reduction technologies. During 2001, the Company announced an order for the first commercial-scale demonstration of the NOxOUT ULTRA™ process, its newest technology, which has been under development since 2000.

This technology provides for the safe conversion of urea to ammonia for use as a reagent in the Selective Catalytic Reduction (SCR) of NOx. Especially important is our technology's ability to undertake the conversion process on-site, effectively eliminating the transport and storage of ammonia, a hazardous substance. The Company anticipates that this demonstration will be successfully completed in the fall of 2002, and that it will lead to the commercial applications of the NOxOUT ULTRA process on other coal-fired units shortly thereafter. The Company will also demonstrate the technology on a gas-fired turbine late this spring, which is expected to further broaden its applicability. With the addition of this technology, Fuel Tech is now positioned to win an even greater share of the NOx reduction market by allowing it to participate in the vast SCR segment in which the NOx reduction process requires an ammonia feed to effectively lower emissions.

This past year, Fuel Tech also received a license from Reaction Engineering International (REI) for Rich Reagent Injection™ (RRI), a technology co-developed by REI and the Electric Power Research Institute. The RRI process is a complementary technology to Fuel Tech's already broad range of NOx reduction products. This new technology, which provides for NOx reduction in a cost-effective manner, can be used either in conjunction with Fuel Tech's advanced NOx reduction systems or as a stand-alone method for lowering emission levels.

NOxOUT SCR installation.



The Company is excited by the addition of these new technologies and will continue to look toward the development and licensing of other complementary products to add to its already well-established line of NOx reduction systems. The Company's NOxOUT® process, which was introduced in 1988, converts NOx to harmless nitrogen and water, and greatly reduces emissions. This line of products now includes NOxOUT® SNCR, NOxOUT SCR® and NOxOUT CASCADE®, which safely and effectively reduce NOx levels 30% to 85%. In addition, Fuel Tech also holds a co-exclusive license from the Gas Technology Institute for a state-of-the-art technology, Fuel Lean Gas Reburn (FLGR™), which is capable of providing NOx reductions of up to 40%.

Building Our Market Leadership While litigation over the SIP Call continued to have an impact on project bookings for the Company's NOx reduction systems in 2001, Fuel Tech remained focused on building upon its leadership position by further penetrating its existing customer base and extending its reach in the NOx reduction market both domestically and abroad.

Throughout the year, the Company announced a meaningful number of contracts for the sale of its NOx reduction systems as it continued to help utility and industrial operators meet their NOx reduction requirements ahead of the SIP Call's May 2004 deadline.

In addition, Fuel Tech also received orders for design engineering services on 40 units from utility and industrial customers. While some of these orders have already been converted into contracts for the Company's patented NOx reduction technologies, it is anticipated that an even greater number will be converted during 2002. Fuel Tech's ability to successfully convert these initial orders into full contracts is further evidence of the strength of the Company's technologies and its commitment to customer service.

Globally, the Company's NOx reduction technologies also continued to gain recognition. This effort has been driven largely by Fuel Tech's Italian subsidiary, Fuel Tech Srl, which was created in 2000 after the successful restructuring of the Company's European operations.

During the year, Fuel Tech announced a meaningful number of contracts for the installation of its NOx reduction technologies for industrial operators in Europe and the Asia-Pacific region. These contracts included installations in Italy, France, Turkey and South Korea.

Western coal-fired utility boiler.



While some of these contracts were from new customers, the Company is especially gratified by repeat orders from satisfied global customers who have already come to understand the benefits of Fuel Tech's cost-effective and efficient methods for reducing NOx emission levels.

International expansion and the ability to gain an even greater share of the global NOx reduction market will continue to be a focus for the Company going forward. Looking ahead, Fuel Tech is especially confident that it is well positioned to take advantage of European Union directives, which mandate significant NOx reductions for more than 100 industrial units by 2005.

Building Non-Regulatory-Driven Operations In line with Fuel Tech's ongoing efforts to diversify its operations, the Company remained focused on continuing to strengthen its position in non-regulatory-driven markets.

These efforts were particularly strong in the Company's FUEL CHEM® business, which posted record growth for the year, reflecting the benefits of a proprietary fuel treatment chemical product line that is used to reduce slag formation, corrosion and opacity in boilers, furnaces and incinerators.

D Throughout 2001 the Company continued to concentrate on enhancing its presence in important market segments, especially among customers burning Western coals. By their nature, many Western coals have a tendency to cause slag formations in boilers due to their high content of sodium and/or other impurities. Fuel Tech sees substantial growth opportunities in this area as an ever-increasing number of utilities across the country burning Western coals take advantage of our ability to enhance boiler efficiency while reducing operating costs.

D During the year, the Company completed the successful demonstration of its patented Targeted-In-Furnace-Injection (TIFI) technology on a 460MW Western coal-fired utility boiler at PacifiCorp's Hunter Station. This was the first demonstration of TIFI on a large, Western coal-fired utility boiler. The results of this test were exceptional, proving this technology to be a superior method for the control of slagging and fouling in boilers burning coal as well as a variety of other fuels. Due to the outstanding results of this initial demonstration and the great confidence expressed by PacifiCorp in Fuel Tech's capabilities, use of the FUEL CHEM technology has since been expanded to another large unit at the same facility. The Company received additional, significant orders for TIFI, one from a Midwestern utility and another from a major domestic paper company for use on a large black liquor recovery boiler.

D The positive results from these initial installations, coupled with the Company's enhanced sales and marketing initiatives in this area, have resulted in the FUEL CHEM and TIFI technologies gaining greater visibility among utilities and industrial sources as an efficient and cost-effective method of maintaining cleaner furnace conditions. Fuel Tech expects to see impressive growth in this area in the year ahead and anticipates announcing a meaningful number of contracts in the near future.

D During 2001, the Company also made important progress in its Virtual Vantage™ business,



Virtual Vantage software development.

which offers high-end visualization services and software that were developed as part of Fuel Tech's sophisticated computational fluid dynamics (CFD) modeling techniques. Traditionally, this technology has been used to support the Company's air pollution control technology sales as well as its FUEL CHEM business. By helping to predict the behavior of gas flows in industrial process units, CFD modeling has helped Fuel Tech enhance its implementation of the NOx reduction process and the application of slag and corrosion control chemicals. Now, however, Fuel Tech sees opportunities to apply Virtual Vantage software beyond the traditional business segments that it serves and, accordingly, has made significant investments in support of further development of this technology.

D During the year, the Company entered into an alliance with Fluent, Inc., a division of Aavid Thermal Technologies, Inc., a company specializing in thermal management of electronic systems. Fluent is the world's largest provider of commercial CFD software and services. Together with Fluent, Fuel Tech has made significant strides in its drive toward the commercialization of the Virtual Vantage software and is on track to offer this technology for use in a broad range of commercial and research and development applications.

D With an increased focus in this area and strengthened capabilities, Fuel Tech is set to launch its Virtual Vantage 1.0 release in mid-2002, offering customers a virtual reality-based tool, as well as a desktop-based tool for the visualization of CFD simulation datasets. Several beta versions of the software have been installed and feedback has been very positive as to the viability of the Virtual Vantage product.

Management's Discussion and Analysis of Financial Condition and Results of Operations	9
Report of Independent Auditors	12
Selected Financial Data	13
Consolidated Balance Sheets	14
Consolidated Statements of Operations	15
Consolidated Statements of Shareholders' Equity	16
Consolidated Statements of Cash Flows	17
Notes to Consolidated Financial Statements	18

Background

Fuel-Tech N.V. (the Company) operates primarily in the air pollution control business. It distributes its products through its direct sales force, licensees and agents. Principal markets for its products are stationary combustion sources that produce nitrogen oxide (NOx) and other emissions. The Company sells its fuel treatment chemicals through its direct sales force and agents to industrial and utility power-generation facilities.

The Company currently generates revenues from the following two product lines:

NOx Reduction Technologies The Company markets several NOx reduction technologies to meet statutory NOx reduction requirements worldwide. The near-term driver for growth in this business is the Ozone Transport SIP (State Implementation Plan) Call, which requires 19 states to decrease their NOx emissions by May 31, 2004. This regulation impacts 700-800 utility boilers and 400-500 large industrial boilers (see below for more detail on the SIP Call).

Fuel Treatment Chemicals The Company's proprietary Targeted-In-Furnace-Injection (TIFI) technology centers around the unique application of specialty chemicals to improve the performance of combustion units. Specifically, this technology is used to reduce slag formation, corrosion and opacity in boilers, furnaces and incinerators. The Company believes its largest market opportunity for this product line is those units burning Western coals, many of which have significant operational issues related to the formation of slag. Fuel Tech first penetrated this market in 2001 through the successful demonstration of this technology on a large utility boiler burning Western coal and, based on this success, expects to further penetrate this market in 2002.

2001 versus 2000

Net sales in 2001 totaled $17,672,000 versus net sales of $21,906,000 in 2000, a decline of 19%. This was due to a $9,100,000 reduction in domestic NOx reduction industrial project revenues, the basis of which is discussed further below. This result was partially offset by two favorable factors. First, the Company experienced a $2,776,000 increase in fuel treatment chemical revenues in 2001 versus 2000, to a record level of $7,209,000. Second, the Company realized revenues from temperature mapping and modeling activities predominantly for the domestic NOx reduction utility project business in the amount of approximately $1,700,000 in 2001 versus an immaterial amount in 2000.

The decline in domestic NOx reduction industrial project revenues is attributable to a NOx reduction regulation, as mandated in Title III of the Clean Air Act Amendments of 1990 (CAAA), requiring municipal solid waste incinerators to significantly reduce their NOx emissions by December 1, 2000. This regulation had a significant positive impact on industrial project revenues in 2000, and it was expected that these revenues would not repeat in 2001. NOx reduction utility revenue had been negatively impacted by the delay in obtaining a final ruling on the Environmental Protection Agency's (EPA) SIP Call regulation. As discussed further below, the uncertainty regarding this regulation has been lifted and the Company expects demand for its NOx reduction technologies to increase significantly during the next few years.

The increase in fuel treatment chemical revenues is attributable to the Company's success in penetrating the market for utility units burning Western coals and to customers' conversion from existing suppliers to Fuel Tech. Significant focus has been placed on marketing the Company's patented TIFI approach to reducing the operating costs of customers' units. The successful penetration of the market for utility units burning Western coals will serve as the primary driver for revenue growth in this business in the upcoming years.

The SIP Call is the federal mandate that, when introduced in 1998, required 22 states to reduce NOx emissions by May 2003. This mandate was an extension of Phase II of Title I of the CAAA. In May 1999, a stay was imposed on this regulation. On March 3, 2000, an appellate court of the D.C. Circuit upheld the validity of the SIP Call for 19 of the 22 states, and on June 22, 2000, the same court made a final ruling upholding the EPA's SIP Call regulation and denying the appeal of the states and utilities. Subsequent to this court ruling, the stay on the SIP Call was lifted. Although the NOx reduction requirement date was moved back one year to May 2004, 19 states were required to complete and issue their State Implementation Plans for NOx reduction by October 2000. These plans, which the EPA had until October 2001 to approve, will potentially impact 700-800 utility boilers and 400-500 large industrial units.

In February 2001, the United States Supreme Court, in a unanimous decision, upheld the EPA's authority to revise the National Ambient Air Quality Standard for ozone to 0.080 parts per million averaged through an eight-hour period from the current 0.120 parts per million for a one-hour period. This more stringent standard provides clarity and impetus for air pollution control efforts well beyond the current ozone attainment requirement of 2007. In keeping with this trend, the Supreme Court, only days later, denied industry's attempt to again stay the SIP Call, effectively exhausting all means of appeal.

Based on these regulatory developments, the Company is enjoying accelerated interest in its programs that have led to significant project bookings late in 2001 and in early 2002.

In 2001, the Company realized approximately $1,700,000 in revenues from temperature mapping and modeling orders received on 40 boilers predominantly for the domestic NOx reduction utility project business. The Company's performance of temperature mapping and modeling work for a customer is the precursor to performing NOx reduction project installations on the units for which the mapping and modeling has been performed. It is the Company's belief that project orders will be received from the majority of customers for whom temperature mapping and modeling work has been performed.

The gross margin percentage on an overall basis across all products was 49.1% in 2001, compared with 46.3% in 2000. The improvement was realized primarily due to the increase in revenues in the fuel treatment chemical business. As NOx reduction revenues from utility companies in the United States increase due to the above-mentioned regulations, this business will comprise a much larger percentage of the Company's overall revenues. As a result, the Company expects that the overall gross margin percentages will decline over the next several years, reflecting the change in product mix. It should be noted, however, that gross margin dollars are expected to increase significantly in 2002 due to the expected increase in revenues in both the NOx control and fuel treatment chemical businesses.

Selling, general and administrative expenses were $8,708,000 for the 12 months ended December 31, 2001, an increase of $774,000 from the prior year. The increase is due primarily to a higher level of selling and service expenses resulting from the increased agents fees and commissions for the U.S. fuel treatment chemical business, and to a lesser extent to an increase in expenses related to the enhancement and expansion of the Company's European business.

Research and development expenses for the 12 months ended December 31, 2001 and 2000 were $1,165,000 and $843,000, respectively. The Company continues to aggressively pursue commercial applications for its technologies outside of its traditional markets, with a particular focus on its NOxOUT ULTRA™ process and its Virtual

Vantage™ advanced visualization software. The Company sold its first commercial demonstration of the NOxOUT ULTRA process late in 2001, and expects additional demonstration orders in 2002. Version 1.0 of the Virtual Vantage software is expected to be released late in the second quarter of 2002, but the Company does not expect to realize significant revenues from this product before 2003.

The Company recorded a net loss from its equity interest in affiliates during 2001 of $342,000. This amount consists of a $250,000 loss recognized on its equity investment in Clean Diesel Technologies, Inc. (CDT), and a $92,000 loss on its investment in Fuel Tech CS GmbH. The Company has a 16% common stock ownership interest in CDT as of December 31, 2001, while the Company has a 49% ownership interest in Fuel Tech CS GmbH, as noted above. Please refer to Note 9 of the consolidated financial statements for a further discussion of related party transactions.

Interest expense decreased to $245,000 for the 12 month period ended December 31, 2001 from $354,000 for the same period in 2000. The favorable variance is due solely to the decrease in the average outstanding principal debt balance during the year, and to a decrease in short-term interest rates.

Other income and expense for the 12 month period ended December 31, 2001 was $37,000 versus $82,000 for the same period in 2000. The decrease is due to a lower level of interest income that was driven by the decrease in short-term interest rates noted above and to the write-down of impaired assets. Partially offsetting these factors was a gain in the amount of approximately $180,000 related to the dissolution of the wholly owned subsidiaries in Poland and Taiwan. The entity in Poland has not been operational since 1997, and the entity in Taiwan operated only as a sales agency office.

The Company recorded a tax benefit of $114,000 in 2001 related to the Italian subsidiary. There were no domestic income taxes recorded in 2001 as the Company recorded a net loss for the year. The Company has $39.9 million in United States federal income tax loss carryforwards as of December 31, 2001, the deferred tax benefit of which has been offset by a valuation allowance in the Company's balance sheet.

In the opinion of management, the Company's expected near-term revenue growth in its NOx reduction business will be directly related to the implementation of the requirements of the CAAA. The Company's implementor and alliance strategies will enable the Company to provide the NOxOUT® process to an increasing number of customers without significantly adding technical and support staff. Customers purchase the NOxOUT process and related technologies from either the Company or its implementors. If customers purchase the NOxOUT process from implementors, the per contract revenues to the Company may be lower, but more installations may be handled.

2000 versus 1999

Net sales in 2000 totaled $21,906,000 versus net sales of $33,325,000 in 1999, a decline of 34%. This overall decline was due primarily to a $13,337,000 reduction in domestic NOx reduction project revenue from utilities. This result was somewhat offset by a 28% increase in domestic NOx reduction industrial project revenue, as particular emphasis was placed on this market segment while awaiting resolution of litigation concerning regulations affecting the domestic utility segment. International NOx reduction industrial project revenues in 2000 were behind 1999 by 51%, with the decline being attributable to the closure of Fuel Tech GmbH, a wholly owned subsidiary of the Company (discussed further below) and to the completion of a major project in Asia in 1999. International project revenues were, however, supported by the continued maturation of the Western European market, with new business attained in France and Italy. Lastly, revenues derived from the sale of fuel treatment chemicals domestically and internationally fell short of 1999 levels by 9% and 58%, respectively. Domestically, the negative impact of high crude oil prices early in the year could not be completely overcome by year-end gains resulting from the high price of natural gas (causing boiler operators to switch fuels back to oil), and the penetration of the Company's patented TIFI technology. The decline in international fuel treatment chemical revenues was primarily attributable to a large customer's change in fuels, thus eliminating their requirement for treatment chemicals.

The Company believes that the delay in obtaining a final ruling on the EPA's SIP Call regulation, as discussed previously, was the primary reason for the decline in domestic NOx reduction utility project revenue experienced in 2000.

As noted above, sales in the domestic fuel treatment chemical segment increased during the latter part of 2000, which resulted from the increase in the cost of natural gas that had caused customers to switch back to using fuel oil. Additionally, significant effort was being expended to further penetrate and enter the potentially lucrative pulp and paper and Western coals markets. The Company directed its sales and marketing efforts toward the penetration of its patented TIFI technology into these segments of the market, where the return on investment to the Company's customers can reach in excess of 500% per year.

The gross margin percentage on an overall basis across all products was 46.3% in 2000, compared with 43.6% in 1999. The improvement was realized primarily due to the reduction in revenues realized from lower margin NOx reduction utility projects in the United States in 2000 versus 1999, and to the improved margin performance on NOx reduction industrial projects.

The Company's net income on a consolidated basis for the 12 months ended December 31, 2000 included a net charge of $490,000 related to the restructure of its European operations in an effort to consolidate its business and enhance profitability. In the second quarter of 2000, the Company announced that it would concentrate its European resources in its Italian company, Fuel Tech Srl, and shut down Fuel Tech GmbH, a wholly owned subsidiary, in Germany. The restructuring consisted of the following transactions, which were recorded at June 30, 2000:

- Fuel Tech GmbH's NOxOUT chemical business was sold to a new entity in Germany (Fuel Tech CS GmbH) in which the Company holds a 49% ownership interest that was acquired for $116,000. The selling price is dependent on future results of the chemical business, but will not be less than 1,250,000 deutsche marks (approximately $600,000), paid out over three years. A gain on this transaction of $269,000 was recorded in other income and expense in the consolidated statement of operations.
- Fuel Tech GmbH recorded a charge of $528,000 related to the closure of the entity. The charge included accruals of $343,000 primarily for severance obligations for four employees, lease termination costs and other costs related to the closure of the entity. This charge was recorded as a reduction to operating income in the consolidated statement of operations. As of December 31, 2001, the Company made payments of approximately $311,000 related to this charge.
- The cumulative foreign currency translation loss related to Fuel Tech GmbH of $231,000 was recognized as other income and expense in the consolidated statement of operations.

Selling, general and administrative costs decreased by $953,000 from 1999. The decrease is due primarily to a reduction in revenue-based expenses, such as sales commissions to employees and agents, and to a lesser extent, to reductions in controllable expenses.

The Company recorded a net loss from its equity interest in affiliates during the year 2000 of $195,000. This amount consists of a $225,000 loss recognized on its equity investment in Clean Diesel Technologies, Inc. (CDT), offset by a $30,000 gain on its investment in Fuel Tech CS GmbH. The Company had a 21.6% common stock ownership interest in CDT as of December 31, 2000, while the Company has a 49% ownership interest in Fuel Tech CS GmbH as noted above. Please refer to Note 9 of the consolidated financial statements for a further discussion of related party transactions.

Interest expense increased to $354,000 for the 12 month period ended December 31, 2000 from $309,000 for the same period in 1999. The unfavorable variance is due solely to the increase in the average outstanding principal debt balance during the year. A $4.5 million term loan was received on September 1, 1999, and was used to retire a note held by Nalco Chemical Company (Nalco), the Company's former joint venture partner in Nalco Fuel Tech (NFT), with a remaining principal balance of $2.5 million and for the buyout of a contingent payment obligation held by Nalco which had a maximum remaining obligation of $5.4 million. Both obligations relate to the Company's purchase of Nalco's interest in NFT in April 1998.

Other income and expense for the 12 month period ended December 31, 2000 was favorable versus the prior year by $333,000. Higher levels of interest income driven by favorable cash balances and higher interest rates, as well as the impact of the German transactions discussed above, provided the positive variance.

The Company did not record the impact of income taxes in 2000, while income tax expense of $1,299,000 was recorded in 1999. The Company had $46.0 million in United States federal income tax loss carryforwards as of December 31, 2000 (the deferred tax benefit of which has been offset by a valuation allowance in the Company's balance sheet). There was no income tax impact recorded in the 2000 results primarily due to recording the benefit of the net operating losses generated in prior years, which were carried forward and applied at the state level.

Liquidity and Capital Resources

The Company's cash and cash equivalents were approximately $9.3 million at December 31, 2001 versus $9.0 million at December 31, 2000. Operating activities, which provided $2.1 million of cash in 2001, were driven by the continued improvement in working capital management. Investing activities, which used cash of $1.1 million during the year, were primarily comprised of a loan to CDT of $125,000 and to the continued investment in equipment and intellectual property of $1,016,000. Financing activities, which used cash of $534,000 during the year, were comprised primarily of debt repayments of $900,000, which were offset by cash received from the exercise of stock options.

Historically, the Company has financed its operations principally through the private placement of its Common Shares and the private placement of nil coupon non-redeemable convertible unsecured loan notes (the Loan Notes). The Loan Notes are convertible at any time into the Company's common stock. They bear no interest, have no maturity date and are repayable generally only in the event of the winding up of the Company. The Company has therefore classified the Loan Notes within shareholders' equity in its balance sheet.

At December 31, 2001, the Company had cash and cash equivalents of $9,338,000 and working capital of $8,861,000 versus $8,987,000 and $12,542,000 at the end of 2000, respectively.

On September 1, 1999, Fuel Tech, Inc. (FTI), a wholly owned subsidiary of the Company, entered into a $3.0 million revolving credit facility expiring August 31, 2002, which is collateralized by all personal property owned by FTI. FTI can use this facility for cash advances and standby letters of credit. Cash advances under this facility bear interest at the bank's prime rate, or at an optional rate that can be selected by FTI which is based on the bank's Interbank Offering Rate plus 2.25%.

Also, on September 1, 1999, FTI entered into a term loan agreement with the same bank for a total principal balance of $4.5 million. The principal balance was to be repaid in quarterly installments of $225,000 commencing on December 31, 1999, with a final principal payment of $2,025,000 due on August 31, 2002. Further, FTI entered into an interest rate swap transaction that fixes the rate of interest at 8.91% on approximately 50% of the outstanding principal balance during the term of the loan. The remaining principal balance bears interest at the bank's prime rate, or at an optional rate that can be selected by FTI which is based on the bank's Interbank Offering Rate plus 2.25%. The borrowings under this facility are collateralized by all personal property owned by FTI.

In 2001, amendments to this debt agreement were approved to increase the line of credit to $6.0 million and to extend the expiration date of both the line of credit and the term loan to January 31, 2003. Further, on March 7, 2002 an additional amendment to the agreement required FTI to maintain a $6.5 million compensating balance in support of the debt facility, so long as credit is available and until the bank is repaid in full. At December 31, 2001, the full outstanding balance of the term loan is classified as short term to reflect FTI's intent to repay or refinance this balance during the first six months of 2002 on favorable terms to the Company, and also, to reflect uncertainty concerning FTI's ability to comply with a debt covenant at September 30, 2002. The covenant for the period ended September 30, 2002 and beyond, which was negotiated in 1999, does not reflect the deferral in NOx reduction revenues the Company experienced due to the delay in obtaining a final ruling on the SIP Call regulation.

Under the terms of this agreement, FTI is not allowed to make loans or advances, or remit annual dividends in excess of $900,000 to the Company as long as the facility is outstanding. At December 31, 2001, FTI net assets subject to this restriction are $13,264,000. This restriction does not adversely impact the Company's ability to meet its cash obligations.

At December 31, 2001, the bank had provided standby letters of credit, predominantly to customers, totaling approximately $1,423,000 in connection with contracts in process. The Company is committed to reimbursing the issuing bank for any payments made by the bank under these letters of credit. At December 31, 2001, there were no cash borrowings against this facility and approximately $4,577,000 was available for utilization.

The carrying amount of debt approximates fair value at December 31, 2001. The fair value of the interest rate swap, based on quoted market prices, is a liability of $42,000 at December 31, 2001. The notional value of the swap is $1,350,000 at December 31, 2001.

As a result of the aforementioned transactions, the pending regulatory deadlines in the United States and the current cash and working capital positions, the Company believes that it will have sufficient resources to fund its growth and operations going forward.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies (see Note 1 to the consolidated financial statements), the following involves a higher degree of judgment and complexity:

The Company uses the percentage of completion method of accounting for certain long-term equipment construction and license contracts. Under the percentage of completion method, sales and gross profit are recognized as work is performed based on the relationship between actual engineering hours and equipment construction costs incurred and total estimated hours and costs at completion. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized sales and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known.

Forward-Looking Information

From time to time, information provided by the Company, statements made by its employees or information included in its filings with the Securities and Exchange Commission (including this Annual Report) may contain statements that are not historical facts, so-called "forward-looking statements." These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, including, but not limited to, product demand, pricing, market acceptance, litigation, risk of dependence on significant customers, third-party suppliers and intellectual property rights, risks in product and technology development and other risk factors detailed in this Annual Report and in the Company's Securities and Exchange Commission filings.

Quantitative and Qualitative Disclosures About Market Risk

The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The Company does not enter into foreign currency forward contracts or into foreign currency option contracts to manage this risk due to the immaterial nature of the transactions involved.

The Company is also exposed to changes in interest rates primarily due to its long-term debt arrangement (refer to Note 8 to the consolidated financial statements). The Company uses an interest rate derivative instrument (an interest rate swap) to manage exposure to interest rate changes. The Company has entered into an interest rate swap transaction that fixes the rate of interest at 8.91% on approximately 50% of the outstanding principal balance during the term of the loan. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not have a materially adverse effect on interest expense during the upcoming year ending December 31, 2002.

Fuel-Tech N.V. Report of Independent Auditors

The Board of Directors of Fuel-Tech N.V.

We have audited the accompanying consolidated balance sheets of Fuel-Tech N.V. as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuel-Tech N.V. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative financial instruments to conform with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Ernst & Young LLP

Ernst & Young LLP
Chicago, Illinois
February 22, 2002, except for Note 8, as to which the date is March 7, 2002

Selected financial data is presented below as of the end of and for each of the fiscal years in the five-year period ended December 31, 2001. The selected financial data should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2001, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

For the years ended December 31	2001	2000	1999	1998	1997
(in thousands of U.S. dollars, except for share data)					
Statement of Operations Data					
Net sales	**$17,672**	$21,906	$33,325	$25,864	$ –
Royalty income from Nalco Fuel Tech	**–**	–	–	–	148
Loss from equity interest in joint venture	**–**	–	–	–	853
Selling, general and administrative and other costs and expenses	**9,873**	9,305	9,691	8,927	2,064
Net (loss) income	**(1,633)**	415	3,008	539	(2,571)
Basic (loss) income per common share	**$ (0.09)**	$ 0.02	$ 0.17	$ 0.03	$ (0.21)
Diluted (loss) income per common share	**$ (0.09)**	$ 0.02	$ 0.16	$ 0.03	$ (0.21)
Weighted-average basic shares outstanding	**18,592,000**	18,396,000	17,752,000	15,680,000	12,387,000
Weighted-average diluted shares outstanding	**18,592,000**	19,621,000	19,335,000	17,437,000	12,387,000

December 31	2001	2000	1999	1998	1997
(in thousands of U.S. dollars, except for per share data)					
Balance Sheet Data					
Working capital	**$ 8,861**	$ 12,542	$ 12,126	$ 9,047	$ 1,766
Total assets	**20,328**	23,089	24,464	19,153	5,947
Total liabilities	**7,193**	8,522	10,773	8,837	701
Shareholders' equity	**13,135**	14,567	13,691	10,316	5,246
Net tangible book value per share	**$ 0.56**	$ 0.59	$ 0.52	$ 0.45	$ 0.37

Notes:

(1) Effective April 30, 1998, Fuel Tech, Inc. (FTI), a wholly owned subsidiary of Fuel-Tech N.V. (the Company), purchased Nalco Chemical Company's 50% interest in the Nalco Fuel Tech (NFT) joint venture. As a result of this transaction, the Company owns 100% of the assets and liabilities of NFT. The 1998 operations of NFT have been consolidated with those of the Company for the entire year. The Company's operating results for 1997 reflect the Company's 50% share of NFT's operating results on the equity basis of accounting. Refer to Note 2 to the consolidated financial statements.

(2) Shareholders' equity includes outstanding nominal nil coupon non-redeemable perpetual loan notes. See Note 5 to the consolidated financial statements.

(3) Net tangible book value per share assumes full conversion of the Company's nil coupon non-redeemable perpetual loan notes into shares of the Company's common stock.

(4) Effective March 31, 1985, FTI effected a quasi-reorganization and reduced the value of certain of its assets. Tax benefits resulting from the utilization of the United States federal tax loss carryforwards existing as of the date of the quasi-reorganization have been excluded from the results of operations and credited to additional paid-in capital when realized. Tax benefits from the utilization of such carryforwards of $722,000 and $1,363,000 were realized in 1999 and 1998, respectively. As such, a non-cash charge was recorded as income tax expense, and additional paid-in capital was increased accordingly for the amounts noted above in both years. There are no remaining tax loss carryforwards from years prior to the date of the quasi-reorganization.

Fuel-Tech N.V. Consolidated Balance Sheets (in thousands of U.S. dollars, except share data)

December 31	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 9,338	$ 8,987
Accounts receivable, net of allowances for doubtful accounts of $162 and $192, respectively	5,368	7,550
Inventories	274	162
Prepaid expenses and other current assets	583	1,019
Total current assets	15,563	17,718
Equipment, net of accumulated depreciation of $4,222 and $4,489, respectively	1,756	1,584
Goodwill, net of accumulated amortization of $924 and $590, respectively	2,126	2,450
Other intangibles, net of accumulated amortization of $786 and $809, respectively	411	458
Other assets	472	879
Total assets	$ 20,328	$ 23,089
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of note payable	$ 2,700	$ 900
Accounts payable	1,978	2,480
Accrued liabilities:		
Employee compensation	513	714
Deferred revenue	319	–
Other accrued liabilities	1,192	1,082
Total current liabilities	6,702	5,176
Note payable	–	2,700
Other liabilities	491	646
Total liabilities	7,193	8,522
Shareholders' equity:		
Common stock, $.01 par value, 40,000,000 shares authorized, 18,984,097 and 18,526,972 shares issued, respectively	190	185
Additional paid-in capital	87,720	86,097
Accumulated deficit	(76,207)	(74,574)
Accumulated other comprehensive (loss) income	(68)	97
Treasury stock	(1,098)	(1,058)
Nil coupon perpetual loan notes	2,598	3,820
Total shareholders' equity	13,135	14,567
Total liabilities and shareholders' equity	$ 20,328	$ 23,089

See notes to consolidated financial statements.

Fuel-Tech N.V. Consolidated Statements of Operations (in thousands of U.S. dollars, except share data)

For the years ended December 31	2001	2000	1999
Net revenues	**$ 17,672**	$ 21,906	$ 33,325
Costs and expenses			
Cost of sales	**8,996**	11,757	18,805
Selling, general and administrative	**8,708**	7,934	8,887
Research and development	**1,165**	843	804
Closing costs of German subsidiary	**–**	528	–
	18,869	21,062	28,496
Operating (loss) income	**(1,197)**	844	4,829
Loss from equity interest in affiliates	**(342)**	(195)	–
Interest expense	**(245)**	(354)	(309)
Other income (expense):			
Gain on sale of German subsidiary chemical business	**–**	269	–
Cumulative translation loss of German subsidiary	**–**	(231)	–
Other income (expense), net	**37**	82	(213)
(Loss) income before taxes	**(1,747)**	415	4,307
Income tax benefit (expense)	**114**	–	(1,299)
Net (loss) income	**$ (1,633)**	$ 415	$ 3,008
Net (loss) income per common share			
Basic	**$ (0.09)**	$ 0.02	$ 0.17
Diluted	**(0.09)**	0.02	0.16
Average number of common shares outstanding			
Basic	**18,592,000**	18,396,000	17,752,000
Diluted	**18,592,000**	19,621,000	19,335,000

See notes to consolidated financial statements.

Fuel-Tech N.V. Consolidated Statements of Shareholders' Equity

 (in thousands of U.S. dollars, except share data in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Nil Coupon Perpetual Loan Notes	Total
Balance at January 1, 1999	**17,236**	**$ 172**	**$ 71,898**	**$(77,997)**	**$ 52**	**94**	**$(1,058)**	**$17,249**	**$ 10,316**
Comprehensive income:									
Net income				3,008					3,008
Foreign currency translation adjustments					(77)				(77)
Comprehensive income									2,931
Conversion of nil coupon perpetual loan notes into common stock	963	10	10,372					(10,382)	–
Purchase of nil coupon perpetual loan notes			2,535					(2,979)	(444)
Tax benefit from years prior to quasi-reorganization			722						722
Exercise of stock options	129	1	211						212
Other			(46)						(46)
Balance at December 31, 1999	**18,328**	**$183**	**$85,692**	**$(74,989)**	**$(25)**	**94**	**$(1,058)**	**$ 3,888**	**$13,691**
Comprehensive income:									
Net income				415					415
Foreign currency translation adjustments					122				122
Comprehensive income									537
Conversion of nil coupon perpetual loan notes into common stock	7	–	68					(68)	–
Exercise of stock options	192	2	337						339
Balance at December 31, 2000	**18,527**	**$185**	**$86,097**	**$(74,574)**	**$ 97**	**94**	**$(1,058)**	**$ 3,820**	**$14,567**
Comprehensive loss:									
Net loss				(1,633)					(1,633)
Adjustment for fair value of derivative					(42)				(42)
Foreign currency translation adjustments					(123)				(123)
Comprehensive loss									(1,798)
Conversion of nil coupon perpetual loan notes into common stock	200	2	1,220					(1,222)	–
Exercise of stock options	216	3	403						406
Other	41					(30)	(40)		(40)
Balance at December 31, 2001	**18,984**	**$190**	**$87,720**	**$(76,207)**	**$(68)**	**64**	**$(1,098)**	**$ 2,598**	**$ 13,135**

See notes to consolidated financial statements.

Fuel-Tech N.V. Consolidated Statements of Cash Flows (in thousands of U.S. dollars)

For the years ended December 31	2001	2000	1999
Operating Activities			
Net (loss) income	**$(1,633)**	$ 415	$ 3,008
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation	**769**	601	519
Amortization	**375**	382	261
Provision for doubtful accounts	**44**	233	134
Loss on equipment disposals/impaired assets	**156**	82	246
Loss from equity interest in affiliates	**342**	195	–
Income taxes	**–**	–	722
Closing reserve for German subsidiary	**–**	528	–
Cash payments against German subsidiary closing reserve	**(26)**	(277)	–
Gain on sale of German subsidiary chemical business	**–**	(269)	–
Cumulative translation (gain) loss	**(90)**	231	–
Changes in operating assets and liabilities:			
Accounts receivable	**2,110**	1,758	(759)
Inventories, prepaid expenses, other current assets and other noncurrent assets	**422**	(334)	139
Accounts payable, accrued liabilities, deferred revenue and other noncurrent liabilities	**(417)**	(1,957)	661
Other	**8**	3	69
Net cash provided by operating activities	**2,060**	1,591	5,000
Investing Activities			
Investment in and loans to CDT	**(125)**	(350)	–
Investment in Fuel Tech CS GmbH	**–**	(116)	–
Proceeds from sale of German subsidiary's chemical business	**–**	122	–
Purchase of 50% of NFT Joint Venture	**–**	–	(1,958)
Purchases of equipment and patents	**(1,016)**	(774)	(795)
Net cash used in investing activities	**(1,141)**	(1,118)	(2,753)
Financing Activities			
Issuance of common shares	**–**	–	(46)
Exercise of stock options	**406**	339	212
Purchase and retirement of nil coupon loan notes	**–**	–	(444)
Purchase of treasury shares	**(40)**	–	–
Repayment of borrowings	**(900)**	(675)	(3,225)
Proceeds from borrowings	**–**	–	4,500
Net cash (used in) provided by financing activities	**(534)**	(336)	997
Effect of exchange rate fluctuations on cash	**(34)**	(109)	(77)
Net increase in cash and cash equivalents	**351**	28	3,167
Cash and cash equivalents at beginning of year	**8,987**	8,959	5,792
Cash and cash equivalents at end of year	**$ 9,338**	$ 8,987	$ 8,959

See notes to consolidated financial statements.

1. Organization and Significant Accounting Policies

Organization Fuel-Tech N.V. (the Company) is a holding company active in the business of air pollution control. The Company's primary focus, through its wholly owned subsidiary, Fuel Tech, Inc. (FTI), is on the worldwide marketing and sale of its NOxOUT® process and related technologies, as well as its FUEL CHEM® fuel treatment chemical product line. The NOxOUT process reduces nitrogen oxide (NOx) emissions from boilers, furnaces and other stationary combustion sources. The FUEL CHEM business is based on the Company's proprietary Targeted-In-Furnace-Injection technology in the unique application of specialty chemicals to improve the performance of combustion units. The Company's business is materially dependent on the continued existence and enforcement of air quality regulations, particularly in the United States. The Company has expended significant resources in the research and development of new technologies in building its proprietary portfolio of air pollution control, fuel treatment chemicals, computer modeling and advanced visualization technologies.

For the years ended December 31, 2001, 2000 and 1999, 25%, 20% and 25% of the Company's revenues, respectively, were derived from international markets, principally in Europe and Asia.

Basis of Presentation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated. As discussed in Note 9, effective as of June 30, 2000, the Company sold its German chemicals business to Fuel Tech CS GmbH, an entity in which the Company holds a 49% ownership interest that is accounted for using the equity method. In 2001, the Company completely dissolved the following wholly owned subsidiaries: Fuel Tech Poland Sp.zo.o and Fuel Tech BV Taiwan Branch. The entity in Poland has not been operational since 1997, and the entity in Taiwan operated only as a sales agency office.

Reclassifications Certain amounts included in prior year financial statements have been reclassified to conform to the current year presentation.

Use of Estimates The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation The functional currency for the Company's foreign subsidiaries is the respective local currency. Accordingly, assets and liabilities are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated using average rates of exchange prevailing during the year. Adjustments resulting from translation of financial statements denominated in currencies other than the U.S. dollar are included in accumulated other comprehensive income or loss. Foreign currency transaction gains and losses are included in the determination of net income.

Cash Equivalents and Financial Instruments The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2001, substantially all of the Company's cash and cash equivalents are on deposit with three financial institutions. All financial instruments are reflected in the accompanying balance sheets at amounts that approximate fair market value.

Derivative Financial Instruments Effective January 1, 2001, the Company adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income or loss, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Interest Rate Risk Management: The Company is exposed to interest rate risk due to its long-term debt arrangement. The Company uses an interest rate derivative instrument (an interest rate swap) to manage exposure to interest rate changes. The Company has entered into an interest rate swap transaction that fixes the rate of interest at 8.91% on approximately 50% of the outstanding principal balance during the term of the loan. The term of the swap is from October 22, 1999 until October 22, 2002. At the date of adoption, January 1, 2001, the Company recorded the fair value of the interest rate swap, a credit of approximately $20,000, as an "other liability" with a corresponding decrease to "accumulated other comprehensive income." During 2001, the fair value of the interest rate swap changed by approximately $22,000, thus increasing the "other liability" with a corresponding decrease to "accumulated other comprehensive income" for this amount. The impact of the ineffectiveness calculation was immaterial.

Foreign Currency Risk Management: The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The Company does not enter into foreign currency forward contracts or into foreign currency option contracts to manage this risk due to the immaterial nature of the transactions involved.

Accounts Receivable Accounts receivable includes unbilled receivables, representing costs and estimated earnings in excess of billings on contracts under the percentage of completion method. At December 31, 2001 and 2000, unbilled receivables were approximately $2,057,000 and $2,256,000, respectively.

Goodwill and Other Intangibles The goodwill recognized as a result of the transactions described in Note 2 has been amortized by the straight-line method over periods of nine and ten years, which represent the estimated remaining useful life of the Company's intellectual property. Effective January 1, 2002, the Company will adopt Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets," which was approved on September 29, 2001. Under the guidance of this statement, goodwill and indefinite-lived intangible assets will no longer be amortized but will be reviewed annually, or more frequently if indicators arise, for impairment. For the 12 months ended December 31, 2001 and 2000, the Company recorded goodwill amortization of $334,000. During 2002, the Company will perform the first of the newly-required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 and has not yet determined the effects these tests will have, if any, on earnings and financial position.

Other intangibles consist principally of third-party costs related to the development of patent rights. These costs are being amortized by the straight-line method over a period of 10 years from the date of patent issuance. Patent maintenance fees are charged to operations as incurred.

Equipment Equipment is stated on the basis of cost. Provisions for depreciation are computed by the straight-line method, using estimated useful lives as follows:

Laboratory equipment	5-10 years
Furniture and fixtures	3-10 years
Computer equipment and software	3-5 years
Field equipment	3-4 years
Vehicles	3 years

Accounting for the Impairment of Long-Lived Assets The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. The impact of such losses on the Company was $139,000 and $82,000 for the years ended December 31, 2001 and 2000, respectively.

Revenue Recognition The Company uses the percentage of completion method of accounting for certain long-term equipment construction and license contracts. Under the percentage of completion method, sales and gross profit are recognized as work is performed based on the relationship between actual engineering hours and equipment construction costs incurred and total estimated hours and costs at completion. Sales and gross profit are adjusted for revisions in completion estimates and contract values in the period in which the facts giving rise to the revisions become known. Revenues from the sales of chemical products are recorded when title transfers, either at the point of shipment or at the point of destination, depending on the contract with the customer.

Distribution Costs The Company classifies shipping and handling costs in cost of sales in the consolidated statement of operations.

Stock-Based Compensation The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under the Company's current plans, options may be granted at not less than the fair market value on the date of grant, and therefore, no compensation expense is recognized for the stock options granted.

Basic and Diluted Earnings per Common Share Basic earnings per share excludes the dilutive effects of stock options and of the nil coupon non-redeemable convertible unsecured loan notes (see Note 5). Diluted earnings per share includes the dilutive effect of the nil coupon non-redeemable convertible unsecured loan notes and of stock options and warrants. The following table sets forth the weighted-average shares used at December 31 in calculating earnings per share (in thousands):

	2001	2000	1999
Basic weighted-average shares	18,592	18,396	17,752
Conversion of unsecured loan note	–	483	591
Unexercised options and warrants	–	742	992
Diluted weighted-average shares	18,592	19,621	19,335

2. The Nalco and American Bailey Corporation Transactions

Effective April 30, 1998, FTI purchased Nalco's 50% interest in Nalco Fuel Tech for $1.1 million cash, the issuance of a $3.0 million note and up to $5.5 million in contingent payments based upon FTI's future earnings. The acquisition was accounted for as a purchase. The notes bore interest at 10% per annum, payable quarterly, with principal payments of $250,000, payable quarterly, beginning on March 31, 1999. The note and contingent payment obligations were secured by substantially all of the Company's assets. Goodwill, net of amortization, resulting from this acquisition totaled $1,025,000, including the contingent payment obligation, at December 31, 1998.

Simultaneously with this transaction, principals of American Bailey Corporation (ABC) invested $3.35 million in the Company in exchange for 4.75 million shares of the Company's common stock, and warrants to purchase an additional 3.0 million shares of the Company's common stock at an exercise price of $1.75. The warrants expire on April 30, 2008. Such shares (and shares underlying the warrants) were restricted from sale by the holders for a period of three years from the date of transaction, and give the holders certain registration rights.

On September 1, 1999, the Company satisfied its remaining obligations to Nalco by paying Nalco approximately $4.5 million, representing the $2.5 million remaining balance on the note, plus accrued interest, and a buyout of the balance of the contingent payment obligation for approximately $2.0 million. At the time of the transaction, a maximum of approximately $5.4 million remained outstanding under the contingent payment obligation. This transaction was financed by a $4.5 million term loan from the Company's existing bank (see Note 8 to the consolidated financial statements). As a result of this transaction, the Company recorded approximately $2.0 million of additional goodwill.

3. Taxation

At December 31, 2001, FTI had tax losses available for offset against future years' earnings of approximately $39.9 million in the United States. For financial statement purposes, a valuation allowance has been recorded to offset the tax benefit of these carryforwards. Under the provisions of the U.S. Tax Reform Act of 1986, utilization of the Company's U.S. federal income tax loss carryforwards may be limited should ownership changes exceed 50% within a three-year period. The U.S. federal tax loss carryforwards expire as follows (in thousands):

2002	$ 7,520
2003	14,925
2004	4,639
2005	5,467
2006	1,987
2007	2,325
2008	1,480
2009	220
2010	309
2011	884
2012	40
2016	122
	$ 39,918

The components of (loss) income before taxes for the years ended December 31 are as follows (in thousands):

	2001	2000	1999
United States	$ (9)	$ 1,211	$ 5,167
Foreign	(1,738)	(796)	(860)
(Loss) income before taxes	$ (1,747)	$ 415	$ 4,307

A reconciliation between the (benefit) provision for income taxes calculated at the U.S. federal statutory income tax rate and the consolidated (benefit) provision in the consolidated statements of operations for the years ended December 31 is as follows (in thousands):

	2001	2000	1999
(Benefit) provision at the U.S. federal statutory rate	$(611)	$ 145	$ 1,507
Foreign losses without tax benefit	608	444	301
Valuation allowance adjustment	–	(424)	(1,052)
State income taxes	–	(207)	576
Foreign (benefit) income taxes	(114)	25	–
Other	3	17	(33)
(Benefit) provision for income taxes	$(114)	$ –	$ 1,299

The Company recorded a tax benefit of $114,000 in 2001 related to its Italian subsidiary. There were no domestic income taxes recorded in 2001 as the Company recorded a taxable loss for the year.

The reduction in the valuation allowance in 2000 and 1999 results primarily from the utilization of tax loss carryforwards where a valuation allowance had previously been provided. The state income tax credit in 2000 results from recording the benefit of net operating losses generated in prior years, which were carried forward and applied at the state level.

Temporary differences arising from treating income and expense items for financial reporting purposes differently than for tax return purposes are not material.

Effective March 31, 1985, FTI effected a quasi-reorganization and reduced the value of certain of its assets. Tax benefits resulting from the utilization of the U.S. federal tax loss carryforwards existing as of the date of the quasi-reorganization have been excluded from the results of operations and credited to additional paid-in capital when realized. A tax benefit of $722,000 was realized in 1999. As such, a non-cash charge was recorded as deferred income tax expense, and additional paid-in capital was increased accordingly for the amounts noted above in both years. There are no remaining tax loss carryforwards from years prior to the date of the quasi-reorganization.

4. Common Stock

At December 31, 2001, the Company had 18,984,097 Common Shares outstanding, with an additional 270,724 shares reserved for issuance upon conversion of the nil coupon non-redeemable convertible unsecured loan notes (see Note 5) and 2,155,500 shares reserved for issuance upon the exercise of stock options, 1,086,250 of which are currently exercisable (see Note 6).

5. Nil Coupon Non-Redeemable Convertible Unsecured Loan Notes

At December 31, 2001 and 2000, the Company had $2,658,500 and $3,958,500 principal amount of nil coupon non-redeemable convertible unsecured perpetual loan notes (the Loan Notes) outstanding, respectively. The Loan Notes are convertible at any time into shares of the Company's common stock at rates of $6.50 or $11.43 per share. The Loan Notes bear no interest and have no maturity date. They are generally repayable only in the event of the Company's dissolution and, accordingly, have been classified within shareholders' equity in the accompanying balance sheet. In 1989 and 1993, the Company incurred approximately $1.1 million and $100,000, respectively, in expenses related to Loan Note issuances. The Loan Notes are shown net of the residual portion of these expenses, which approximates $59,000 and $137,000 at December 31, 2001 and 2000, respectively.

During 2001 and 2000, approximately $1,300,000 and $72,000 principal amount of Loan Notes were converted into 200,000 and 6,299 shares of the Company's common stock, respectively.

6. Stock Options and Warrants

The Company has granted stock options under the 1993 Incentive Plan (1993 Plan). Under the 1993 Plan, awards may be granted to participants in the form of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Awards, Bonuses or other forms of share-based or non-share-based awards or combinations thereof. Participants in the 1993 Plan may be such of the Company's directors, officers, employees, consultants or advisors (except consultants or advisors in capital-raising transactions) as the directors determine are key to the success of the Company's business. The amount of shares that may be issued or reserved for awards to participants under a 1998 amendment to the 1993 Plan is 12.5% of outstanding shares. In 2001, 2000 and 1999, 472,500, 406,000 and 513,500 options, respectively, were granted to employees and directors.

If compensation expense for the Company's plans had been determined based on the fair value at the grant dates for awards under its plans, consistent with the method described in SFAS No. 123, the Company's net income (loss) and income (loss) per share would have been adjusted as follows for the years ended December 31:

	2001	2000	1999
Net (loss) income (in thousands):			
As reported	$ (1,633)	$ 415	$ 3,008
As adjusted	(2,329)	(103)	2,714
Basic and diluted (loss) income per share:			
Basic–			
As reported	$ (.09)	$ .02	$ .17
As adjusted	(.13)	(.01)	.15
Diluted–			
As reported	$ (.09)	$ .02	$ .16
As adjusted	(.13)	(.01)	.14

In accordance with the provisions of SFAS No. 123, the "As adjusted" disclosures include only the effect of stock options granted after 1994. The application of the "As adjusted" disclosures presented above are not representative of the effects SFAS No. 123 may have on such operating results in future years due to the timing of stock option grants and considering that options vest over a period of immediately to five years.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The fair value of each option grant, for "As adjusted" disclosure purposes, was estimated on the date of grant using the modified Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	4.40%	5.10%	6.68%
Expected volatility	115.1%	96.2%	108.4%
Expected life of option	4 years	4 years	4 years

The following table presents a summary of the Company's stock option activity and related information for the years ended December 31:

	2001		2000		1999	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	2,052,000	$2.34	1,874,500	$2.39	1,728,493	$3.18
Granted	472,500	2.15	406,000	2.10	513,500	2.13
Exercised	(215,500)	1.89	(192,000)	1.75	(129,085)	1.63
Expired or forfeited	(153,500)	2.71	(36,500)	5.38	(238,408)	7.48
Outstanding at end of year	2,155,500	$2.34	2,052,000	$2.34	1,874,500	$2.39
Exercisable at end of year	1,086,250	$2.66	965,500	$2.73	802,000	$3.05
Weighted-average fair value of options granted during the year		$1.66		$1.47		$1.59

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$1.375 – $3.38	1,920,500	6.97 years	$1.93	881,250	$2.00
$3.595 – $8.00	235,000	4.80 years	$5.37	205,000	$5.49
$1.375 – $8.00	2,155,500	6.74 years	$2.31	1,086,250	$2.66

Lastly, as mentioned in Note 2, principals of ABC were issued warrants to purchase an additional 3.0 million shares of the Company's common stock at an exercise price of $1.75. The warrants expire on April 30, 2008.

7. Commitments

Operating Leases The Company leases office space, autos and certain equipment under agreements expiring on various dates through 2009. Future minimum lease payments at December 31, 2001, are as follows (in thousands):

2002	$ 344
2003	341
2004	245
2005	182
2006	186
Thereafter	404

For the years ended December 31, 2001, 2000 and 1999, rent expense approximated $581,000, $556,000 and $493,000, respectively.

Performance Guarantees The Company's long-term equipment construction and license contracts typically contain performance guarantees. The Company has outstanding performance guarantees of $288,000 for projects that have not completed their final acceptance test or that are still operating under a warranty period. Management of the Company believes that these projects will be successfully completed and that there will not be a materially adverse impact on the Company's operations from these guarantees.

8. Debt Financing

On September 1, 1999, FTI entered into a $3.0 million revolving credit facility expiring August 31, 2002, which is collateralized by all personal property owned by FTI. FTI can use this facility for cash advances and standby letters of credit. Cash advances under this facility bear interest at the bank's prime rate, or at an optional rate that can be selected by FTI which is based on the bank's Interbank Offering Rate plus 2.25%.

Also, on September 1, 1999, FTI entered into a term loan agreement with the same bank for a total principal balance of $4.5 million. The principal balance was to be repaid in quarterly installments of $225,000 commencing on December 31, 1999, with a final principal payment of $2,025,000 due on August 31, 2002. Further, FTI entered into an interest rate swap transaction that fixes the rate of interest at 8.91% on approximately 50% of the outstanding principal balance during the term of the loan. The remaining principal balance bears interest at the bank's prime rate, or an optional rate that can be selected by FTI, and is based on the bank's Interbank Offering Rate plus 2.25%. The borrowings under this facility are collateralized by all personal property owned by FTI.

In 2001, amendments to this debt agreement were approved to increase the line of credit to $6.0 million and to extend the expiration date of both the line of credit and the term loan to January 31, 2003. Further, on March 7, 2002 an additional amendment to the agreement required FTI to maintain a $6.5 million compensating balance in support of the debt facility, so long as credit is available and until the bank is repaid in full. At December 31, 2001, the full outstanding balance of the term loan is classified as short term to reflect FTI's intent to repay or refinance this balance during the first six months of 2002 on favorable terms to the Company, and also, to reflect uncertainty concerning FTI's ability to comply with a debt covenant at September 30, 2002. The covenant for the period ended September 30, 2002 and beyond, negotiated in 1999, does not reflect the deferral in NOx reduction revenues the Company experienced due to the delay in obtaining a final ruling on the SIP Call regulation.

Under the terms of this agreement, FTI is not allowed to make loans or advances, or remit annual dividends in excess of $900,000 to the Company as long as the facility is outstanding. At December 31, 2001, FTI net assets subject to this restriction are $13,264,000.

At December 31, 2001, the bank had provided standby letters of credit, predominantly to customers, totaling approximately $1,423,000 in connection with contracts in process. FTI is committed to reimbursing the issuing bank for any payments made by the bank under these letters of credit. At December 31, 2001, there were no cash borrowings against this facility and approximately $4,577,000 was available for utilization.

The carrying amount of debt approximates fair value at December 31, 2001. The fair value of the interest rate swap, based on quoted market prices, is a liability of $42,000 at December 31, 2001. The notional value of the swap is $1,350,000 at December 31, 2001.

Interest payments were $250,000, $373,000 and $327,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

9. Related Party Transactions

The Company has a 16% common stock ownership interest in Clean Diesel Technologies, Inc. (CDT) at December 31, 2001. The Company is precluded from selling its interest in CDT except pursuant to a registration statement in an exempt private placement or within the limitations of Rule 144 of the Securities and Exchange Commission.

On August 3, 1995, the Company signed a Management and Services Agreement with CDT. According to the agreement, CDT is to reimburse the Company for management, services and administrative expenses incurred by the Company on behalf of CDT. Additionally, the Company charges CDT an additional 3% of such costs annually.

For the years ended December 31, 2001, 2000 and 1999, $73,000, $78,000 and $106,000, respectively, was charged to CDT as a management fee.

On November 11, 1998, a pre-existing $495,000 demand note, with interest at 8%, and the $500,000 bridge loan and interest thereon of $20,000 were converted into 2,029 shares of Series A Convertible Preferred Stock in CDT. Each preferred share is convertible into 333.33 shares of CDT common stock. In April 2000, the Company purchased 300 additional convertible preferred shares of CDT for $225,000, which have the same convertible provisions noted above. As a result of the continuing losses incurred by CDT, the Company recorded a loss of $225,000 in 2000 based on its pro-rata share of CDT's operating results for the year. The CDT common and preferred stock has no carrying value in the Company's balance sheet as of December 31, 2001 and 2000.

In November 2000, the Company committed to lend CDT $250,000 as part of a $1.0 million loan facility between CDT, the Company and other entities. In December 2000, the Company loaned CDT $125,000 as its share of the first $500,000 drawdown under the terms of the loan facility. This amount was included in the prepaid expenses and other current assets line item on the consolidated balance sheet as of December 31, 2000. In March 2001, the Company loaned CDT $125,000 as its share of the second $500,000 drawdown under the terms of the loan facility. The principal balance on both loan installments, with accrued interest at 10% per annum, is payable on May 14, 2002. For its participation in the loan facility and for its $250,000 contribution, the Company received 25,000 warrants to purchase CDT common stock. The warrants have an exercise price of $2.00 and can be exercised on or before November 14, 2010. The value assigned to these warrants on the consolidated balance sheet at December 31, 2001, is not significant. Because of the continuing losses incurred by CDT, the carrying value of the loans was reduced to $0 as of December 31, 2001 based on the Company's pro-rata share of the losses incurred. Consequently, a $250,000 loss was recorded during 2001. Subsequent to December 31, 2001, CDT repaid the entire amount of the loans plus interest. The $250,000 principal value of the loan will be recorded as income in the first quarter of 2002, along with the interest.

CDT's summary financial information for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Current assets	$ 4,612	$ 965	$ 1,311
Other assets	46	92	35
Current liabilities	808	400	494
Long-term debt	–	500	–
Net revenues	1,600	582	142
Loss from operations	(936)	(2,036)	(2,485)
Net loss attributable to common shareholders	(3,003)	(2,713)	(4,584)

Pursuant to an assignment agreement of certain technology to CDT, the Company is due royalties from CDT of 2.5% of CDT's annual revenue from sales of CDT's Platinum Fuel Catalyst, commencing in 1998. The royalty obligation expires in 2008. CDT may terminate the royalty obligation to the Company by payment of $12 million, commencing in 1998 and declining annually to $1,090,910 in 2008. CDT as assignee and owner will maintain the technology at its own expense. To date, the Company has received approximately $6,000 in royalties. The report of independent auditors pertaining to CDT's financial statements for the year ended December 31, 2001 was unqualified, while the years 2000 and 1999 contained a going concern qualification. The Company intends to record royalties from CDT on a cash basis.

On April 30, 1998, the Company entered into an agreement with American Bailey Corporation (ABC) for it to provide certain management and consulting services to the Company. Principals of ABC currently own 25% of the Company's Common Shares and also own warrants to purchase an additional 3.0 million shares, which expire on April 30, 2008. No fees were to be payable under the agreement for the first 24 months. This agreement was amended in 1999 to extend its term to April 30, 2002, and provide for the payment of a management fee of $10,417 per month commencing September 1, 1999, through May 1, 2000, and $20,833 per month until the termination of the agreement. Ralph Bailey, Chairman and CEO of the Company, is Chairman of ABC.

As noted previously, in the second quarter of 2000 the Company announced that it would concentrate its European resources in its Italian company, Fuel Tech Srl, and shut down Fuel Tech GmbH, a wholly owned subsidiary, in Germany. As part of the restructure, Fuel Tech GmbH's NOxOUT chemical business was sold to a new entity in Germany (Fuel Tech CS GmbH) in which the Company holds a 49% ownership interest that was acquired for $116,000. The selling price is dependent on the future results of the chemical business, but will not be less than 1,250,000 deutschemarks (approximately $600,000), paid out over three years. A gain on this transaction of $269,000 was recorded in other income and expense in the 2000 consolidated statement of operations.

Also as part of the restructure, Fuel Tech GmbH recorded a charge in 2000 of $528,000 related to the closure of the entity. The charge included accruals of $343,000 primarily for severance obligations for four employees, lease termination costs and other costs related to the closure of the entity. This charge was recorded as a reduction to operating income in the consolidated statement of operations. As of December 31, 2001, the Company made payments of approximately $311,000 related to this charge. The remaining amount is expected to be paid during the first quarter of 2002.

The Company has an option to require the majority shareholder of Fuel Tech CS GmbH to purchase up to 35% of Fuel Tech CS GmbH from the Company at fair value between three and five years from the date of the purchase agreement.

During 2001 the Company completely dissolved the following wholly owned entities: Fuel Tech Poland Sp.zo.o and Fuel Tech BV Taiwan Branch. The entity in Poland has not been operational since 1997, and the entity in Taiwan operated as a sales agency office. The Company recognized a gain of approximately $180,000 related to the dissolution of these entities.

10. Defined Contribution Plan

The Company has a retirement savings plan available for all U.S. employees who have met minimum length-of-service requirements. The Company's contributions are determined based upon amounts contributed by the Company's employees with additional contributions made at the discretion of the Company's Board of Directors. Costs related to this plan were $150,000, $289,000 and $276,000 in 2001, 2000 and 1999, respectively.

11. Business Segment, Geographic and Quarterly Financial Data

Business Segment Financial Data The Company's business is organized into one operating segment providing air pollution control chemicals and equipment.

Geographic Financial Data Information concerning the Company's operations by geographic area is provided below. Operating earnings represent sales less cost of products sold and operating expenses. Foreign operating expenses include direct expenses incurred outside of the United States of foreign corporations controlled by the Company, plus an allocation of U.S. selling and general expenses directly related to the foreign operations. Assets are those directly associated with operations of the geographic area.

For the years ended December 31	2001	2000	1999
Revenues:			
United States	$ 13,246,000	$17,550,000	$ 25,127,000
Foreign	4,426,000	4,356,000	8,198,000
	$ 17,672,000	$21,906,000	$33,325,000
Operating (Loss) Earnings:			
United States	$ (1,143,000)	$ 1,506,000	$ 4,017,000
Foreign	(54,000)	(662,000)	812,000
	$ (1,197,000)	$ 844,000	$ 4,829,000

December 31	2001	2000	1999
Assets:			
United States	$ 18,952,000	$ 19,640,000	$ 22,020,000
Foreign	1,376,000	3,449,000	2,444,000
	$20,328,000	$23,089,000	$ 24,464,000

Quarterly Financial Data Set forth below is the unaudited quarterly financial data for the fiscal years ended December 31, 2001 and 2000.

For the quarter ended (in thousands, except share data)	Mar 31	Jun 30	Sep 30	Dec 31
2001:				
Net sales	$ 3,155	$ 4,741	$ 4,194	$5,582
Cost of sales	1,717	2,225	1,984	3,070
Net (loss) income	(1,042)	71	(256)	(406)
Net (loss) income per common share:				
Basic	$ (.06)	$ –	$ (.01)	$ (.02)
Diluted	$ (.06)	$ –	$ (.01)	$ (.02)
2000:				
Net sales	$ 4,455	$ 5,851	$ 5,981	$ 5,619
Cost of sales	2,777	3,271	2,944	2,765
Net (loss) income	(296)	(325)	753	283
Net (loss) income per common share:				
Basic	$ (.02)	$ (.02)	$ .04	$ .02
Diluted	$ (.02)	$ (.02)	$ .04	$ .01

Ralph E. Bailey
Director, Chairman and Chief Executive Officer; Chairman, American Bailey Corporation

Steven C. Argabright
President and Chief Operating Officer, Fuel Tech, Inc.

Douglas G. Bailey
Director; President and Chief Executive Officer, American Bailey Corporation

Charles W. Grinnell
Director, Vice President, General Counsel and Corporate Secretary

Scott M. Schecter
Vice President, Chief Financial Officer and Treasurer

John R. Selby
Director; Chairman of Compensation Committee

Thomas S. Shaw, Jr.
Director; President and Chief Operating Officer, Conectiv

Tarma Trust Management N.V.
A Netherlands Antilles trust company

Fuel-Tech N.V.
Castorweg 22-24
Curaçao, Netherlands Antilles
599-9-4613754
599-9-4616501 (Fax)
www.fueltechnv.com

Fuel Tech, Inc.
300 Atlantic Street
Stamford, Connecticut 06901
203-425-9830
203-425-9823 (Fax)

512 Kingsland Drive
Batavia, Illinois 60510-2299
630-845-4500
630-845-4501 (Fax)

Clean Diesel Technologies, Inc.
300 Atlantic Street
Stamford, Connecticut 06901
203-327-7050
203-323-0461 (Fax)

June 5, 2002, 10:00 A.M.
Castorweg 22-24
Curaçao, Netherlands Antilles

Ernst & Young LLP
Chicago, Illinois

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
1-800-370-1163
www.melloninvestor.com

Shareholder inquiries should be directed to:

Fuel Tech, Inc. 203-425-9830

A copy of the Company's Annual Report on Form 10-K will be provided free of charge upon written request directed to the Corporate Secretary at the offices of Fuel Tech, Inc.

The Company's shares are listed on The NASDAQ Stock Market, Inc. (Symbol FTEK). High and low stock prices and dividends for the last two fiscal years were:

	[illegible]			2000		
Quarter Ended	[illegible]	[illegible]	[illegible]	Sales Price High	Sales Price Low	Cash Dividends Declared
March 31	[illegible]	[illegible]	[illegible]	$3.500	$1.844	$0
June 30	[illegible]	[illegible]	[illegible]	2.813	1.844	0
September 30	[illegible]	[illegible]	[illegible]	2.625	1.875	0
December 31	[illegible]	[illegible]	[illegible]	2.375	1.250	0

Fuel Tech, the stylized Fuel Tech logo, Fuel Chem, NOxOUT, NOxOUT SCR, and NOxOUT CASCADE are registered trademarks of Fuel Tech, Inc. Virtual Vantage and NOxOUT Ultra are trademarks of Fuel Tech, Inc.

FUEL TECH